UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

TOWER INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34903	27-3679414
(State or other	(Commission	(IRS Employer
jurisdiction of incorporation)	File Number)	Identification No.)

17672 Laurel Park Drive North, Suite 400E, Livonia, Michigan		48152
(Address of principal executive offices)		(Zip Code)

Derek Fiebig

(248) 675-6000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The Conflict Minerals Report for the calendar year ended December 31, 2018 filed herewith as Exhibit 1.01, is publicly available at www.towerinternational.com.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, Tower International, Inc. is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description

Exhibit 1.01	Conflict Minerals Report of Tower International, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TOWER INTERNATIONAL, INC.

By:	/s/ Nanette Dudek
Name:	Nanette Dudek
Title:	Vice President Legal Affairs & Compliance	May 15, 2019
	and Secretary	(Date)

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1.01	Conflict Minerals Report of Tower International, Inc.